UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CoConnect, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19188W 301

(CUSIP Number)

Henrik Rouf

Islands Brygge 75B, P1

2300 Copenhagen S

Denmark

+45 2112 2111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188W 301	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Henrik Rouf
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

520,833
	8.	SHARED VOTING POWER

200,000
	9.	SOLE DISPOSITIVE POWER

520,833
	10.	SHARED DISPOSITIVE POWER

200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

520,833
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%
14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 19188W 301	13D	Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2014 (the “Original Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (“Shares”), of CoConnect, Inc., a Nevada corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

As of the date of this Amendment, the Reporting Person beneficially owned 720,833 Shares, constituting 14.0% of the outstanding Shares. The percentage of Shares owned is based upon 5,159,428 Shares outstanding as of March November 20, 2015, based on the Issuer’s records.

As described in Item 5 of the Original Schedule 13D, the Reporting Person beneficially owned 77,500 Shares as of the date thereof.

On November 20, 2015, the Reporting Person and two affiliates were granted by the Issuer’s board of directors a total of 643,333 Shares in exchange for consulting services. 250,000 of these Shares were granted to PacificWave Partners Limited, of which the Reporting Person is sole director and shareholder; 193,333 Shares were granted to the Reporting Person; and 200,000 Shares were issued to Advantage Luxembourg S.A., of which the Reporting Person is a director and shareholder.

CUSIP No. 19188W 301	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Henrik Rouf
Henrik Rouf